British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

	X	Schedule A

Schedule B
(place X in an appropriate category)

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
PMI VENTURES LTD.	03 09 30	03 11 28
ISSUER'S ADDRESS	511-475 HOWE STREET
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
VANCOUVER	BC	V6C 2B3	604-682-8094	604-681-8069
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
ARTHUR T. FISHER	PRESIDENT			604-681-8069
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"ARTHUR T. FISHER"	ARTHUR T. FISHER	03 11 28
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD
"LAURIE W. SADLER"	LAURIE W. SADLER	03 11 28
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

PMI VENTURES LTD.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

PMI VENTURES LTD.
BALANCE SHEETS

	September 30,	December 31,
	2003	2002

ASSETS

Current
Cash and equivalents	$2,864,856	$174,375
Receivables	36,062	7,452
Due from related parties	5,226
Prepaid expenses	76,936	4,151
	2,977,855	185,978
Oil and gas properties (Note 3)	1	1

Mineral properties and related deferred expenses (Note 4)	1,336,182	-

Capital assets (Note 5)	12,675	3,621

	$4,331,939	$189,600

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current

Accounts payable and accrued liabilities	$281,843	$24,238

Shareholders' equity (deficiency)
Capital stock (Note 7)	6,967,287	4,878,986
Subscriptions received in advance	2,307,000	13,500
Contributed surplus	71,762	71,762
Deficit	(5,295,953)	(4,798,886)

	4,050,096	165,362

	$4,331,939	$189,600

Nature and continuance of operations (Note 1)
Commitment (Note 12)
Subsequent events (Note 13)

On behalf of the Board:

"Arthur T. Fisher"	Director	"Laurie W. Sadler"	Director

The accompanying notes are an integral part of these financial statements.

PMI VENTURES LTD.
STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30

	2003		2002
	3 months	9 months	3 months	9 months

EXPENSES
Amortization and depletion	$1,052	$1,689	$-	$-
Bank charges and interest	651	2,092	58	187
Interest on convertible notes	-	-	5,891	37,297
Investor relations and shareholder communications	34,801	87,232	-	-
Management fees	31,700	55,700	7,500	22,500
Office and miscellaneous	19,615	49,299	4,343	6,586
Professional fees	20,168	91,244	6,974	12,490
Transfer agent and regulatory fees	2,858	22,577	3,086	8,924
Travel	14,864	46,593	-	-
Wages and benefits	73,506	152,989	-	-

	(199,215)	(509,415)	(27,852)	(87,984)

OTHER ITEMS
Interest and miscellaneous income	2,372	5,765	21	1,943
Gas Sales	1,639	6,583	5,512	9,032

	4,011	12,348	5,533	10,975

Loss for the period	(195,204)	(497,067)	(22,319)	(77,009)

Deficit, beginning of period	(5,100,749)	(4,798,886)	(4,347,442)	(4,292,752)

Deficit, end of period	$(5,295,953)	$(5,295,953)	$(4,369,761)	$(4,369,761)

Basic and diluted loss per common share	$(0.01)	$(0.04)	$(0.00)	$(0.02)

Basic and diluted weighted average number of	17,155,568	12,312,437	8,350,389	4,742,151
common shares outstanding

The accompanying notes are an integral part of these financial statements.

PMI VENTURES LTD.
STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30

	2003		2002
	3 months	9 months	3 months	9 months

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(195,204)	$(497,067)	$(22,319)	$(77,009)
Items not affecting cash:
Amortization and depletion	1,052	1,689	-	-
Accretion of liability component of	-	-	5,891	37,297
convertible notes

Changes in non -cash working capital items:
(Increase) decrease in receivables	(7,250)	(28,610)	(3,859)	(5,594)
(Increase) decrease in prepaid expenses	(68,692)	(72,785)	239	2,907
Increase (decrease) in amounts due	(6,287)	(5,226)	-	-
to related parties
Increase (decrease) in accounts payable and	170,561	257,605	2,034	(1,976)
accrued liabilities

Net cash used in operating activities	(105,820)	(344,394)	(18,014)	(44,375)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	613,633	2,171,032	-	-
Subscriptions received in advance	2,307,000	2,293,500	-	-
Issuance costs	-	(82,732)	-	-

Net cash provided by financing activities	2,920,633	4,381,800	-	-

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral properties and related deferred expenses	(380,187)	(1,336,182)	-	-
Purchase of capital assets	(7,865)	(10,743)	-	-

Net cash used in investing activities	(388,052)	(1,346,925)	-	-

Increase in cash and equivalents during the period	2,426,761	2,690,481	(18,014)	(44,375)

Cash and equivalents, beginning of period	438,095	174,375	32,870	59,231

Cash and equivalents, end of period	$2,864,856	$2,864,856	$14,856	$14,856

Supplemental disclosure with respect to cash flows (Note 10).

The accompanying notes are an integral part of these financial statements.

PMI VENTURES LTD.
STATEMENTS OF MINERAL PROPERTIES
AND RELATED DEFERRED EXPENSES
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30

	2003		2002
	3 months	9 months	3 months	9 months

ASANKRANGWA GOLD BELT PROPERTIES
Mineral Properties
Balance, beginning of year	$-	$-	$-	$-
Property option payments made	24,298	454,298	-	-
Property payments, recording costs	-	43,533	-	-

	24,298	497,831	-	-

Deferred Expenses
Balance, beginning of year	-	-	-	-
Deferred exploration expenditures	349,139	816,640	-	-
Travel	6,750	21,711	-	-

	355,889	838,351	-	-

TOTAL ASANKRANGWA GOLD BELT PROPERTIES	$380,187	$1,336,182	$-	$-

PMI VENTURES LTD. NOTES TO THE FINANCIAL STATEMENTS SEPTEMBER 30, 2003

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the exploration and development of resource properties. On March 27, 2001 the Company changed its name from Primero Industries Ltd. to PMI Ventures Ltd. and consolidated its capital stock on a 5:1 basis.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	2003	2002

Deficit	$(5,295,953)	$(4,369,761)
Working capital	2,696,012	15,404

2.

SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

PMI VENTURES LTD. NOTES TO THE FINANCIAL STATEMENTS SEPTEMBER 30, 2003

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is recorded on a declining balance basis at the following annual rates:

Computer equipment	30%
Furniture and equipment	20%

Stock based compensation

The Company has adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The Company is permitted, and has elected to adopt, the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Revenue recognition

Crown royalties and production revenue from oil and gas properties are recognized when amounts are received, or collection of the amount is reasonably assured.

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

PMI VENTURES LTD. NOTES TO THE FINANCIAL STATEMENTS SEPTEMBER 30, 2003

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd...) Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3.	OIL AND GAS PROPERTIES

	2003	2002

Balance, beginning of period	$1	$316,815
Drilling	-	-
Engineering	-	-

		316,815
Depletion for the year	-	-
Write -down during the year	-	-

Balance, end of period	$1	$316,815

Little Bow, Alberta

The Company entered into a farm -out letter agreement dated February 1, 2001 with Omax Resources Ltd. whereby the Company was granted an option to acquire a 60% interest in an oil and gas lease. Pursuant to the agreement, the Company has agreed to pay 100% of the drilling and abandonment or the drilling, completion and tie -in costs to bring the well to production. At December 31, 2002, management decided to write down its interest in the oil and gas properties to a nominal value.

4.	MINERAL PROPERTIES AND RELATED DEFERRED EXPENSES

Title to mining properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing. The properties in which the Company has committed to earn an interest are located in Ghana, West Africa and the Company is therefore relying on title opinion by legal counsel who is basing such opinions on the laws of Ghana.

Asankrangwa Gold Belt

The Company entered into a Letter Agreement dated Nov 22, 2002 with Goknet Mining Company Limited ("Goknet") whereby the Company has an option to acquire up to an 85% undivided interest of Goknet's Ashanti II Project which is located in the Asankrangwa Gold Belt in South Western Ghana, West Africa. The consideration to this option and joint venture agreement is as follows:

	a)	On the effective date of the agreement pay CAD$ 90,000 (paid) and issue 500,000 common shares of the Company(issued);

PMI VENTURES LTD. NOTES TO THE FINANCIAL STATEMENTS SEPTEMBER 30, 2003

4.	MINERAL PROPERTIES (cont'd...)

Asankrangwa Gold Belt (cont'd… )

	b)	On the first anniversary date pay US$100,000, issue 500,000 common shares of the Company and have incurred expenditures of US$500,000 on the project;

	c)	On the second anniversary date, pay US$100,000, issue 750,000 common shares of the Company and have incurred cumulative expenditures of US$1,500,000 on the project; and

	d)	On the third anniversary date, issue 1,250,000 common shares of the Company and have incurred cumulative expenditures of US$3,000,000 on the project.

The Company will be deemed to have acquired as an undivided interest in the project, equivalent to a formula set out in the agreement, commencing with a minimum contribution of 42.5% undivided interest to a maximum of 85% undivided interest in the project.

Within 30 days of the date the Company completes the exercise of the option, Goknet may elect to retain an undivided 15% interest in the project or to convert such interest to a 4% net smelter returns ("NSR") royalty interest. The Company will pay to Goknet advance NSR payments of US$ 100,000 per year commencing on the date the election to convert to an NSR interest is made, deductible against future NSR payments. The Company may also elect to purchase 50% of Goknet's 4% NSR interest by paying to Goknet the first 1% for US$1,000,000 and first 2% for US$2,000,000

The parties have agreed to form a joint venture if Goknet elects to retain an undivided 15% interest or the Company acquired less than an undivided 85% interest.

The TSX Venture Exchange (the "Exchange") has accepted the consideration up to the second anniversary of the effective date of the agreement. The share consideration in the third year will be subject to further Exchange review and approval.

5.	CAPITAL ASSETS

		September 30,			December 31,
		2003			2002

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Computer equipment	$6,535	$1,089	$5,446	$2,682	$67	$2,615
Furniture and
equipment	7,914	685	7,229	1,023	17	1,006

	$14,448	$1,774	$12,675	$3,705	$84	$3,621

PMI VENTURES LTD. NOTES TO THE FINANCIAL STATEMENTS SEPTEMBER 30, 2003

6.	CONVERTIBLE NOTES

On September 21, 2001, the Company issued units consisting of convertible notes in the aggregate principal amount of $605,200 together with 6,052,000 detachable share purchase warrants. The notes were non -interest bearing and were to mature on September 21, 2003. The holders of the convertible notes had the option to convert the notes into common shares of the Company at a conversion price of $0.10 until September 21, 2002 and $0.15 until September 21, 2003.

At September 21, 2003 all of the notes had been converted into common shares of the Company.

7.	CAPITAL STOCK

	Number
	of Shares	Amount

Authorized
100,000,000 common shares, without par value
100,000,000 Class A voting preference shares, $10 par value each
100,000,000 Class B voting preference shares, $50 par value each

Common shares issued
Balance at December 31, 2002	10,130,389	$4,878,986
Exercise of warrants	4,802,000	720,300
Exercise of stock options	23,334	5,833
Property option issuances	500,000	340,000
Private placement	1,699,845	1,104,900
Issuance costs – private placement	-	(82,732)

Balance at June 30, 2003	17,155,568	$6,967,287

Included in issued and outstanding shares at September 30, 2003 are 62,083 common shares that are escrowed shares that may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities.

During the first quarter of fiscal 2003, the Company completed a non-brokered private placement of 1,699,845 Units for gross proceeds of $1,104,900. Each Unit will consist of one common share and one non-transferable share purchase warrant entitling the warrant holder to acquire one additional common share of the Company for a period of one year at a price of $0.85 per share. A finder's fee of $82,732 or 8% was paid in connection with this private placement. The shares issued under the private placement will be subject to a four-month hold period expiring on August 2, 2003.

In the second quarter, the Company issued 500,000 common shares to Goknet. in respect of the property option agreement wherein the Company has an option to acquire up to an 85% undivided interest of Goknet's Ashanti II Project located in the Asankrangwa Gold Belt in South Western Ghana, West Africa. (see Note 4 (a) above).

PMI VENTURES LTD. NOTES TO THE FINANCIAL STATEMENTS SEPTEMBER 30, 2003

7.	CAPITAL STOCK (cont'd… )

Stock options

The Company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to its directors, officers and employees to acquire up to 20% of issued and outstanding common stock. The exercise price of each option equals the market price of the Company's stock as calculated on the date of the grant. The options are for a maximum term of 5 years.

As at September 30, 2003, the following incentive stock options were outstanding and exercisable:

Number	Exercise
of Shares	Price	Expiry Date

771,666	$0.25	November 27, 2007
1,205,000	$0.70	May 23, 2008
100,000	$0.70	August 28, 2003

Stock option transactions and the number of stock options outstanding are summarized as follows:

	September 30,		December 31,
	2003		2002

		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price

Options, beginning of period	2,000,000	$0.52	-	$-
Granted	100,000	0.53	795,000	0.25
Exercised	(23,334)	0.53
Expired/ forfeited	-	-	-	-

Options, end of period	2,076,666	$0.53	795,000	$0.25

Stock-based compensation

The Company has elected to measure compensation costs using the intrinsic value-based method for employee stock options. Had the compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model. Under the transitional provisions of Section 3870, comparative figures are not required.

PMI VENTURES LTD. NOTES TO THE FINANCIAL STATEMENTS SEPTEMBER 30, 2003

7.	CAPITAL STOCK (cont'd… ) Warrants

The following share purchase warrants were outstanding at September 30, 2003:

Number	Exercise
of Shares	Price	Expiry Date
1,699,845	$ 0.85	April 1, 2004

8.	RELATED PARTY TRANSACTIONS

During the period, the Company paid management fees of $55,700 (2002 - $22,500) to directors and companies controlled by an officer and a director of the Company.

An amount of $5,226 (2002 - $Nil) is due from related parties for miscellaneous and general expenditures during the period.

9.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported income taxes is as follows:

	September 30,	December 31,
	2003	2002

Loss for the period	$(497,067)	$(506,134)

Expected income tax recovery	$-	$(200,429)
Non-deductible expenses	-	1,017
Write -down of oil and gas properties	-	123,644
Unrecognized benefit of non -capital losses	-	75,768

Total income taxes	$-	$-

The significant components of the Company's future income taxes assets are as follows:
	September 30,	December 31,
	2003	2002

Future income tax assets:
Non-capital loss carryforwards	$260,000	$260,000
Cumulative exploration and development expenses	652,000	652,000
Other	3,000	3,000

	915,000	915,000
Valuation allowance	(915,000)	(915,000)
Net future income tax assets	$-	$-

PMI VENTURES LTD. NOTES TO THE FINANCIAL STATEMENTS SEPTEMBER 30, 2003

9.	INCOME TAXES (cont'd… )

The Company has non -capital losses of approximately $691,000 available for deduction against future taxable income. These losses, if not utilized, will expire through 2009. Subject to certain restrictions, the Company also has resource expenditures of approximately $1,734,000 available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non -capital losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non -cash transaction of the Company for the year ended December 31, 2002 consisted of the issuing of 5,152,000 common shares at a value of $515,200 upon conversion of convertible notes resulting in an increase to capital stock of $568,200 and a decrease of $442,574 and $125,626 to convertible notes and equity component of convertible notes, respectively.

11.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, receivables, accounts payable and accrued liabilities and convertible notes. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

12.	COMMITMENT

The Company has entered into an operating lease agreement for office premises. The remaining annual lease commitments under this lease is as follows:

2003	$3,113
2004	12,452
2005	12,452

$28,017

13.	SUBSEQUENT EVENTS

Subsequent to the period ended September 30, 2003:

a)
The Company closed a non -brokered private placement of up to 4,444,444 Units at a price of $0.45 per Unit to raise gross proceeds of $2,000,000. Each Unit consists of one common share and one-half of one non-transferable share purchase warrant, each whole share purchase warrant entitling the holder to acquire one additional common share of the Company for a period of two years at a price of $0.70 per share in the first year and at $1.00 in the second year. Funds raised will be used for continued exploration of the Ghanaian properties under option from Goknet Mining Company Limited and general working capital. A finders' fee was paid in connection with this private placement.

PMI VENTURES LTD. NOTES TO THE FINANCIAL STATEMENTS SEPTEMBER 30, 2003

b)
An additional non -brokered private placement of 1,090,385 Units of the Company at a price of $0.52 per Unit was also closed, raising gross proceeds of $567,000. Each Unit consists of one common share and one -half of one non -transferable share purchase warrant, each whole share purchase warrant entitling the holder to acquire one additional common share of the Company for a period of two years at a price of $0.70 per share in the first year and at $1.00 in the second year. Funds raised will be used for continued exploration of the Ghanaian properties under option from Goknet Mining Company Limited and general working capital. A finders' fee was paid in connection with this private placement.

c)	A total of 45,000 stock options at a price of $0.25 were exercised to raise gross proceeds of $11,250.

d)	On October 14, 2003 the Company granted 360,000 common share purchase options to directors and employees. These options will expire on October 14, 2008 and have an exercise price of $0.70 per share.